UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: October 31, 2019

ALZAMEND NEURO, INC.
(Exact name of issuer as specified in its charter)

Delaware	81-1822909
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3802 Spectrum Boulevard, Suite 112C Tampa, Florida 33612
(Full mailing address of principal executive offices)

(844) 722-6333
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2019, contained in our Annual Report on Form 1-K, filed with the Securities and Exchange Commission on August 28, 2019.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to respond and adapt to changes in technology and customer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

On May 29, 2018, the board of directors approved a 1-for-4 Reverse Stock Split of our Common Stock. The Reverse Stock Split became effective on December 13, 2018. As a result of the Reverse Stock Split, every four (4) shares of our pre-Reverse Stock Split Common Stock were combined and reclassified into one share of our Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of December 13, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the Reverse Stock Split. The par value per share of our Common Stock was not affected by the Reverse Stock Split.

1

Overview

Alzamend Neuro is a company focused on the facilitation of bringing technologies to market which help with the treatment, prevention or cure of Alzheimer’s disease.

On May 1, 2016, we obtained a royalty-bearing, exclusive worldwide license from the University of South Florida Research Foundation, Inc. (the “Licensor”), to a mutant-peptide immunotherapy that is designed to be used both as a vaccine and prophylactic against Alzheimer’s. This treatment, known as AL002 (formerly known as CAO22W), has transitioned from early stage development to an extensive program of preclinical study and evaluation with an anticipated completion date at the end of December 2019. AL002 will require extensive clinical evaluation, regulatory review and approval, significant marketing efforts and substantial investment before it can provide us with any revenue. We plan to file an Investigational New Drug Application (“IND”) with the United States Food and Drug Administration (the “FDA”) with respect to AL002 in the second quarter of 2020 and prepare to conduct a Phase 1 Clinical Trial in the latter half of 2020.

On July 2, 2018, we obtained two royalty-bearing, exclusive worldwide licenses from the Licensor to a therapy known as AL001 (formerly known as LiProSal) to mitigate extreme agitation and forestall other deterioration as displayed by patients with up to moderate AD. AL001 is an ionic cocrystal of lithium and has been shown to exhibit improved nonclinical pharmacokinetics compared to current FDA-approved lithium products; it is also bioactive in many in vitro models of Alzheimer’s. AL001 is expected to provide clinicians with a major improvement over current lithium-based treatments and may also constitute a means of treating Alzheimer’s and other neurodegenerative diseases. Based on nonclinical data, AL001 co-crystal technology has the potential to improve the therapeutic index of lithium providing a greater bioavailability to the site of action (brain) in comparison to more traditional lithium dosage forms. Lithium has been marketed for over 35 years and human toxicology regarding lithium use has been well characterized, mitigating the potential regulatory burden for safety data. We submitted a pre-IND briefing package to the FDA in July 2019 that argued against any further preclinical safety studies. The FDA agreed with all points raised in our pre-IND but did suggest that it would like additional animal data. The FDA did not indicate that the lack of that data would delay initial clinical studies. We received feedback from the FDA regarding the pre-IND briefing package and have begun the process of finalizing the IND application and expect to receive approval to begin a Phase 1 Clinical Trial with human subjects in the second quarter 2020. Although we cannot provide any assurances, we believe that AL001 is an ideal candidate to receive both a Breakthrough Therapy designation as well as a section 505(b)(2) regulatory pathway for new drug approvals, enhancing the speed and reducing the regulatory burden of FDA review.

2

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED OCTOBER 31, 2019 AND 2018

The following table summarizes the results of our operations for the six months ended October 31, 2019 and 2018.

ALZAMEND NEURO, INC.

Statements of Operations (Unaudited)

	For the Six Months Ended October 31,
	2019	2018
OPERATING EXPENSES
Research and development	$399,916	$2,757,776
General and administrative	1,264,976	376,232
Total operating expenses	1,664,892	3,134,008
Loss from operations	(1,664,892)	(3,134,008)

OTHER INCOME
Interest income - related party	8,893	83,767
Total other income	8,893	83,767

NET LOSS	$(1,655,999)	$(3,050,241)

Basic and diluted net loss per common share	$(0.02)	$(0.06)

Basic and diluted weighted average common
shares outstanding	70,408,014	50,958,276

Revenue

Alzamend Neuro, Inc. was formed on February 26, 2016, to acquire and commercialize patented intellectual property and know-how to prevent, treat and cure the crippling and deadly disease, Alzheimer’s. We currently have only two product candidates, AL001 and AL002. These products are in the early stage of development and will require extensive clinical study, review and evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they and any successors could provide us with any revenue. We did not generate any revenues during the six months ended October 31, 2019 and 2018, and we do not anticipate that we will generate revenue for the foreseeable future.

General and administrative expenses

General and administrative expenses for the six months ending October 31, 2019 and 2018, were $1,264,976 and $376,232, respectively. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: management services, professional fees, stock compensation expense, salaries and benefits. The remaining general and administrative expenses of $69,396 and $70,674, respectively, primarily consisted of payments for advertising and promotion, transfer agent fees, travel, and other office expenses, none of which is significant individually.

3

	For the Six Months Ended October 31,
	2019	2018
Management Services	$-	$120,000
Professional fees	293,222	185,560
Stock compensation expense	713,661	-
Salary and benefits	188,697	-
Other general and administrative expenses	69,396	70,672
Total general and administrative expenses	$1,264,976	$376,232

Management services

As of October 31, 2019, we had one full-time and two part-time employees. We accepted the resignation of our previous President and CEO, Philip Mansour, effective on November 18, 2018, and appointed Mr. Stephan Jackman as CEO as of November 30, 2018. Mr. Jackman is a full-time executive with extensive scientific and medical experience in developing immunotherapies and their commercialization to lead Alzamend’s activities. As of December 15, 2018, we accepted the resignation of our former CFO, William B. Horne and retained our current CFO, Kenneth S. Cragun. On May 1, 2019 we hired Henry Nisser to be our General Counsel and Executive Vice President. Prior to hiring Mr. Jackman, Mr. Cragun and Mr. Nisser, management services were provided by our two previous executive officers and Executive Chairman pursuant to the terms of a management services agreement (the “MSA”) entered into with Avalanche International, Corp. (“Avalanche”), a related party, on May 1, 2016. Avalanche provided management, consulting and financial services to us. Such services included advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorney, financial advisors and other professionals. The term of the MSA, as amended, was for the period May 1, 2016 to December 31, 2017, and was extended by written agreement. We initially paid $40,000 per month for these services and, beginning February 2017, began paying $20,000 per month. During the six months ended October 31, 2018, we recognized $120,000 in management fees in connection with this agreement. The MSA expired as of December 31, 2018.

Professional fees

The second largest component of our general and administrative expenses is professional fees. During the six months ended October 31, 2019 and 2018, we reported professional fees of $293,222 and $185,560, respectively, which are principally comprised of the following items:

Six Months Ended October 31, 2019

•	In June 2107, we entered into a five year consulting agreement with Spartan Capital Securities, LLC (“Spartan”) pursuant to which Spartan has agreed to provide consulting services with respect to general corporate matters, including, but not limited to, advice and input with respect to raising capital, potential merger and acquisition transactions, identifying suitable personnel for management, developing corporate structure and finance strategies, assisting us with strategic introductions, assisting management with enhancing corporate and shareholder value and introducing us to potential investors. In December 2017, since the maximum amount was raised in the prior private placement, we paid to Spartan a consulting fee of $1,400,000 for the services to be rendered over the sixty (60) month term of this consulting agreement. During the six months ended October 31, 2019, we recorded an expense of $140,000 as a result of this consulting agreement.

•	During the six months ended October 31, 2019, we incurred $52,070 in legal fees.

•	During the six months ended October 31, 2019, we incurred $47,396 in audit fees.

4

Six Months Ended October 31, 2018

•	During the six months ended October 31, 2018, we recorded an expense of $140,000 as a result of the Spartan consulting agreement discussed above.

•	During the six months ended October 31, 2018, we incurred $41,916 in legal fees.

Stock Compensation Expense

During the six months ended October 31, 2019, we incurred $713,661 in general and administrative stock compensation expense related to stock option grants to executives, employees and consultants. All option grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. We valued the options at their date of grant utilizing the Black Scholes option pricing model. Stock-based compensation is a non-cash expense because we settle these obligations by issuing shares of our Common Stock from authorized shares instead of settling such obligations with cash payments.

Salaries and Benefits

During the six months ended October 31, 2019, we incurred $188,697, in employee-related expenses. As of October 31, 2019, we had one full-time and two part-time employees. We appointed Mr. Stephan Jackman as CEO as of November 30, 2018. As of December 15, 2018, we retained our current CFO, Kenneth S. Cragun. On May 1, 2019 we hired Henry Nisser to be our General Counsel and Executive Vice President.

Research and development expenses

Research and development expenses for the six months ending October 31, 2019 and 2018, were $399,916 and $2,757,776, respectively. As reflected in the table below, research and development expenses primarily consisted of professional fees as well as licenses and fees.

	For the Six Months Ended October 31,
	2019	2018
Licenses and fees	$50,000	$2,489,600
Professional fees	234,043	264,439
Stock compensation expense	115,873	-
Other research and development expenses	-	3,737
Total research and development expenses	$399,916	$2,757,776

Licenses and fees

There are certain initial license fees and milestone payments required to be paid to the University of South Florida and the USF Research Foundation, for the licenses of the Technologies, pursuant to the terms of the License Agreement with Sublicensing Terms (the “License Agreement”) with the Licensor and a direct support organization of the University.

The License Agreement for AL002 requires us to pay royalty payments of 4% on net sales of products developed from the licensed technology while the AL001 License Agreements require us to pay combined royalty payments of four and one-half percent (4.5%) on net sales of products developed from the licensed technology. We have already paid an initial license fee of $200,000 for AL002 and an initial license fee of $200,000 for AL001. As an additional licensing fee for the license of AL002, the Licensor received 3,601,809 shares of Common Stock. As an additional licensing fee for the license of the AL001 technologies, the Licensor received 2,227,923 shares Common Stock. Additionally, we are required to pay milestone payments on the due dates to the Licensor for the license of the AL002 technology and for the AL001 technologies.

5

During the six months ended October 31, 2019, we incurred $50,000 in license fees related to achieving the milestone of conducting pre-IND discussions with the FDA regarding AL001.

During the six months ended October 31, 2018, we incurred $2,489,600 in licenses and fees, $2,227,923 of which related to non-cash charges from the issuances of Common Stock to the Licensor.

Professional fees

During the six months ended October 31, 2019 and 2018, the Company reported professional fees of $234,043 and $264,439, respectively, which are principally comprised of professional fees attributed to various types of scientific services, including FDA consulting services.

Stock Compensation Expense

During the six months ended October 31, 2019, we incurred $115,873 in research and development stock compensation expense related to stock option grants to executives, employees and consultants. All option grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. We valued the options at their date of grant utilizing the Black Scholes option pricing model. Stock-based compensation is a non-cash expense because we settle these obligations by issuing shares of our Common Stock from authorized shares instead of settling such obligations with cash payments.

Other income (expense), net

During the six months ended October 31, 2019 and 2018, the Company reported interest income, related party of $8,893 and $83,767, respectively, relating to a promissory note from Avalanche.

Current and deferred income taxes

As of October 31, 2019 and 2018, the Company had deferred tax assets totaling $2,194,303 and $1,186,674, respectively. The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management believes it is less likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a 100% valuation allowance. As a result of the full valuation allowance, the Company did not record an income tax benefit during the six months ended October 31, 2019 and 2018.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2019, the Company had cash of $165,617 and an accumulated deficit of $9,031,632. The Company has incurred recurring losses and reported losses for the six months ended October 31, 2019 totaled $1,656,999. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2019, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its products. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

6

On March 20, 2019, we entered into securities purchase agreements for the purchase of 157,346 shares of Common Stock for a total purchase price of $236,023, or $1.50 per share with 78,672 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The purchase price of $236,023 was paid in cash. In May 2019, an additional 27,667 shares of Common Stock were sold under the same terms for a total purchase price of $41,501.

On April 30, 2019, we entered into a securities purchase agreement for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a note receivable initially with a 12-month term from Ault Life Sciences Fund, LLC, a related party. The term of the note receivable was extended to December 31, 2020. While this transaction did not provide immediate liquidity, as the note receivable is paid, we expect this to be a source of future capital resources.

On April 10, 2018, Avalanche issued a promissory note (the “AVLP Note”) to evidence our loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the year ended April 30, 2019, $105,000 was repaid. The balance outstanding on the AVLP Note as of October 31, 2019, was $100,915.

Between June 25, 2019 and October 31, 2019, the Company entered into subscription agreements for the purchase of 1,756,726 units at $1.50 for each unit purchased pursuant to its 2019 private offering (the “Private Offering”). Each unit consisted of one (1) share of Common Stock and one (1) warrant to purchase one half (0.5) share of Common Stock. In aggregate, the 1,756,726 units represents 1,756,726 shares of Common Stock and 878,363 warrants with an exercise price of $3.00 per share for an aggregate purchase price of $2,635,089, or $1.50 per share. The Private Offering was conducted pursuant to the terms of a Confidential Private Placement Memorandum dated June 12, 2019 (the “2019 PPM”). As of October 31, 2019, in conjunction with the 2019 PPM, the Company incurred $395,263 in placement fees resulting in net proceeds to the Company of $2,239,826.

CONTRACTUAL OBLIGATIONS

On May 1, 2016, the Company entered into the License Agreement with the Licensor pursuant to which the Licensor granted the Company a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012.

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company was required to pay a license fee of $100,000 on June 25, 2016, and December 31, 2016. As an additional licensing fee, the Licensor was entitled to receive that number of shares of our Common Stock equal to five percent (5%) of the sum of the total number of issued and outstanding shares plus any securities that are convertible into or exercisable or exchangeable for shares of Common Stock, subject to adjustment for additional issuances until such time as the Company has received a total of $5 million in cash in consideration for the Company’s equity securities. The Company issued 3,601,809 shares to the Licensor in full satisfaction of this additional licensing fee. Minimum royalties are $20,000 in 2022, $40,000 in 2023 and $50,000 in 2024 and every year thereafter, for the life of the agreement. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

7

Payment	Due Date	Event
$50,000	Upon IND application filing	Upon IND application filing

$50,000	12 months from IND application filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the effective date of the agreement	Upon FDA BLA Approval

None of these milestones was met as of the date of this Semiannual Report. If we fail to meet a milestone by its specified date, the Licensor may terminate the License Agreement.

The Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the company. Further, if the Company issue equity securities at a price per share that is less than the price paid by investors in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of additional shares of Common Stock, and the denominator of which shall be equal to the sum of (i) the number of shares of Common Stock outstanding immediately prior to the issuance of additional shares of Common Stock plus (ii) the number of shares of Common Stock which the aggregate consideration for the total number of additional shares of Common Stock so issued would purchase at the Investment Price.

There are certain license fees and milestone payments required to be paid for the licensing of the AL001 technology, pursuant to the terms of the two Standard Exclusive License Agreements with Sublicensing Terms, both dated June 21, 2018 (the “AL001 License Agreements”), with the Licensor and the University. In addition, a royalty payment of 3% is required pursuant to License #18110 while License #18111 requires a royalty payment of 1.5% on net sales of products developed from the licensed technology. For the two AL001 licenses, in the aggregate, the Company paid initial license fees of $200,000. As an additional licensing fee, the Licensor received that number of shares of Common Stock equal to three percent (3%) of the sum of the total number of issued and outstanding shares. The Company issued 2,227,925 shares to the Licensor in full satisfaction of this additional licensing fee. Minimum royalties are $25,000 in 2023, $45,000 in 2024 and $70,000 in 2025 and every year thereafter, for the life of the agreement. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	November 1, 2019	Pre-IND meeting

$65,000	6 months from IND filing date	IND application filing

$190,000	12 months from IND filing date	Upon first dosing of patient in a clinical trial

$500,000	12 months from first patient dosing	Upon Completion of first clinical trial

$1,250,000	12 months from completion of the first Phase II clinical trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	8 years from the Effective Date of the Agreement	Upon FDA Approval

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

8

Item 2. Other Information

None.

9

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

ALZAMEND NEURO, INC.

F-1

ALZAMEND NEURO, INC.

Balance Sheets

	October 31, 2019	April 30, 2019
	(unaudited)
ASSETS

CURRENT ASSETS

Cash	$165,617	$42,606
Note receivable, related party, net	100,915	205,915
Prepaid expenses and other current assets	2,097,402	1,252,396
TOTAL CURRENT ASSETS	2,363,934	1,500,917
TOTAL ASSETS	$2,363,934	$1,500,917

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$503,982	$1,104,669
Related party payable	81,167	79,333
TOTAL CURRENT LIABILITIES	585,149	1,184,002
TOTAL LIABILITIES	585,149	1,184,002

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Convertible Preferred stock, $0.0001 par value: 10,000,000 shares authorized;
Series A Preferred Stock, $0.0001 stated value per share, 1,360,000 shares designated;
750,000 shares issued and outstanding as of October 31, 2019 and April 30, 2019	75	75
Common stock, $0.0001 par value: 300,000,000 shares authorized;
63,662,858 and 61,878,465 shares issued and outstanding as of October 31, 2019
and April 30, 2019, respectively	6,366	6,188
Additional paid-in capital	25,803,976	22,686,285
Note receivable – related party for common stock	(15,000,000)	(15,000,000)
Accumulated deficit	(9,031,632)	(7,375,633)
TOTAL STOCKHOLDERS’ EQUITY	1,778,785	316,915
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,363,934	$1,500,917

The accompanying notes are an integral part of these financial statements.

F-2

ALZAMEND NEURO, INC.

Statements of Operations

(unaudited)

	For the Six Months Ended October 31,
	2019	2018
OPERATING EXPENSES
Research and development	$399,916	$2,757,776
General and administrative	1,264,976	376,232
Total operating expenses	1,664,892	3,134,008
Loss from operations	(1,664,892)	(3,134,008)

OTHER INCOME
Interest income - related party	8,893	83,767
Total other income	8,893	83,767

NET LOSS	$(1,655,999)	$(3,050,241)

Basic and diluted net loss per common share	$(0.02)	$(0.06)

Basic and diluted weighted average common	70,408,014	50,958,276
shares outstanding

The accompanying notes are an integral part of these financial statements.

F-3

ALZAMEND NEURO, INC.

Statements of Cash Flows

(unaudited)

	For the Six Months Ended October 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(1,655,999)	$(3,050,241)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of original issue discount on notes receivable – related party	-	5,250
Issuance of common stock for license fees	-	2,227,923
Stock-based compensation to employees and consultants	829,534	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(356,444)	101,483
Accounts payable and accrued expenses	(600,687)	284,394
Related party payable	1,834	-

Net cash used in operating activities	(1,781,762)	(431,191)

Cash flows from investing activities:
Loans to related party	-	(558,000)
Proceeds from repayment of loans to related party	105,000	386,000

Net cash provided by (used in) investing activities	105,000	(172,000)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,799,773	-

Net cash provided by financing activities	1,799,773	-

Net increase (decrease) in cash	123,011	(603,191)

Cash at beginning of period	42,606	545,001

Cash at end of period	$165,617	$(58,190)

Non-cash financing activities:
Issuance of common stock for subscription receivable	$481,554	$-

The accompanying notes are an integral part of these financial statements.

F-4

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity

Six Months Ended October 31, 2019

(unaudited)

	Series A Convertible				Additional	Note Receivable -
	Preferred Stock		Common Stock		Paid-In	Related Party for	Accumulated
	Shares	Amount	Shares	Amount	Capital	Common Stock	Deficit	Total

BALANCES, April 30, 2019	750,000	$75	61,878,465	$6,188	$22,686,285	$(15,000,000)	$(7,375,633)	$316,915

Issuance of common stock	-	-	1,784,393	178	2,288,157	-	-	2,288,335

Stock-based compensation to employees and consultants	-	-	-	-	829,534	-	-	829,534

Net loss	-	-	-	-	-	-	(1,655,999)	(1,655,999)

BALANCES, October 31, 2019	750,000	$75	63,662,858	$6,366	$25,803,976	$(15,000,000)	$(9,031,632)	$1,778,785

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity

Six Months Ended October 31, 2018

(unaudited)

	Series A Convertible				Additional	Note Receivable -
	Preferred Stock		Common Stock		Paid-In	Related Party for	Accumulated
	Shares	Amount	Shares	Amount	Capital	Common Stock	Deficit	Total

BALANCES, April 30, 2018	750,000	$75	49,493,196	$4,949	$4,827,408	$-	$(2,513,137)	$2,319,295

Issuance of common stock for license fees	-	-	2,227,923	223	2,227,700	-	-	2,227,923

Net loss	-	-	-	-	-	-	(3,050,241)	(3,050,241)

BALANCES, October 31, 2018	750,000	$75	51,721,119	$5,172	$7,055,108	$-	$(5,563,378)	$1,496,977

The accompanying notes are an integral part of these financial statements.

F-5

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS — Unaudited

1. DESCRIPTION OF BUSINESS

Alzamend Neuro, Inc. (the “Company” or “Alzamend”), is a specialty pharmaceutical company that was formed on February 26, 2016, to develop and commercialize patented intellectual property to prevent, treat and cure Alzheimer’s disease (“Alzheimer’s” or “AD”). The Company has licensed an immunotherapy vaccine peptide that works both as a treatment and vaccine against Alzheimer’s and an ionic cocrystal of lithium to mitigate extreme agitation and forestall other deterioration as displayed by patients with up to moderate AD and possibly other neurodegenerative diseases (collectively, the “Technology”).

The Company is devoting substantially all its efforts towards research and development of its Technology and raising capital. The Company has not generated any product revenue to date. The Company has financed its operations to date primarily through debt financings and through the sale of its Common Stock. The Company expects to continue to incur net losses in the foreseeable future.

2. LIQUIDITY, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2019, the Company had cash of $165,617 and an accumulated deficit of $9,031,632. The Company has incurred recurring losses for the six months ended October 31, 2019 totaling $1,655,999. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2019, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to Technology or its product that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. In management’s opinion, the accompanying statements reflect adjustments necessary to present fairly the financial position, results of operations, and cash flows for those periods indicated, and contain adequate disclosure to make the information presented not misleading. Adjustments included herein are of a normal, recurring nature unless otherwise disclosed in the footnotes. The financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended April 30, 2019 included in the Company’s Annual Report on Form 1-K, as filed with the SEC on August 28, 2019. The accompanying balance sheet at October 31, 2019 has been derived from the audited balance sheet at April 30, 2019 contained in the above referenced Form 1-K. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

F-6

On May 29, 2018, the board of directors approved a 1-for-4 Reverse Stock Split of the Company’s Common Stock. The Reverse Stock Split became effective on December 13, 2018. As a result of the Reverse Stock Split, every four (4) shares of the Company’s pre-Reverse Stock Split Common Stock were combined and reclassified into one share of the Company’s Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of December 13, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the Reverse Stock Split. The authorized capital and par value per share of the Company’s Common Stock was not affected by the Reverse Stock Split.

Accounting Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting policies that involve significant judgment and estimates include share-based compensation and valuation of deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. As of October 31, 2019 and April 30, 2019, the Company had no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments are accounts payable, notes payable and notes payable, related party. The recorded values of accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and notes payable, related party are recorded at their carrying value, net of any unamortized debt discount, which approximates their fair value based on their short-term nature.

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 assumptions: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from imbedded derivatives associated with certain warrants to purchase Common Stock.

As of October 31, 2019 and April 30, 2019, the Company did not have any assets or liabilities recorded at fair value on a recurring or non-recurring basis.

Income Taxes

The Company determines its income taxes under the asset and liability method. Under the asset and liability approach, deferred income tax assets and liabilities are calculated and recorded based upon the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future periods for differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Generally, deferred income taxes are classified as current or non-current in accordance with the classification of the related asset or liability. Those not related to an asset or a liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for significant deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

F-7

The Company recognizes tax liabilities by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized and also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. U.S. GAAP also requires management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken uncertain tax positions that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of October 31, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of scientific consulting fees and lab supplies, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company.

The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates from third parties. The upfront payments to acquire license, product or rights, as well as any future milestone payments, are immediately recognized as research and development expense provided that there is no alternative future use of the rights in other research and development projects.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

Loss per Common Share

The Company utilizes FASB ASC Topic No. 260, Earnings per Share. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share reflects the potential dilution that could occur if convertible preferred stock, options and warrants were to be exercised or converted or otherwise resulted in the issuance of Common Stock that then shared in the earnings of the entity.

Since the effects of outstanding options, warrants and convertible preferred stock are anti-dilutive in the period presented, shares of Common Stock underlying these instruments have been excluded from the computation of loss per common share.

F-8

The following sets forth the number of shares of Common Stock underlying outstanding convertible preferred stock, options and warrants:

	For the Six Months Ended October 31,
	2019	2018
Series A convertible preferred stock	15,000,000	15,000,000
Stock options	17,475,000	7,500,000
Warrants	6,652,035	43,000
	39,127,035	22,543,000

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported results of operations.

Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842” or “ASU 2016-02”), which supersedes the guidance in former ASC 840, Leases. The FASB issued further updates to this guidance in July 2018 through ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842): Targeted Improvements. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The standard is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and is required to be adopted using a modified retrospective approach. The Company adopted this standard on May 1, 2019. Upon adoption of this subtopic, the impact was immaterial on its financial position, results of operations, cash flows, or financial statement disclosures as our only lease, which is related to office space, has a term of less than 12 months.

In July 2017, the FASB issued ASU No. 2017-11, Earnings per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (“ASU 2017-11”). ASU 2017-11 consists of two parts. The amendments in Part I of this update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common stockholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). The amendments in Part II of this update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this update do not require any transition guidance because those amendments do not have an accounting effect. The Company chose to early adopt ASU 2017-11 for the fiscal year ended April 30, 2019. The early adoption allowed the Company to reduce the cost and complexity of accounting for financial instruments that, due to down round provisions, would otherwise require fair value measurement each reporting period and eliminated the corresponding impact and unnecessary volatility in reported earnings created by the revaluation when the Company’s share value changes.

F-9

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, (“ASU 2018-07”). ASU 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after Dec. 15, 2018, including interim periods within that fiscal year. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

The Company has considered all other recently issued accounting standards and does not believe the adoption of such standards will have a material impact on its financial statements.

4. NOTE RECEIVABLE, RELATED PARTY, NET

On April 10, 2018, Avalanche International Corp., a related party (“Avalanche”), issued a promissory note (the “AVLP Note”) to the Company. Pursuant to the AVLP Note, the Company agreed to provide Avalanche a loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the six months ended October 31, 2019, the Company received payments on loans to Avalanche in the principal amount of $105,000. During the six months ended October 31, 2018, the Company provided loans to Avalanche in the principal amount of $558,000, of which $386,000 was repaid as of October 31, 2018. As of October 31, 2019, the balance of the loan receivable from Avalanche is $100,915.

In accordance with FASB ASC No. 310, Receivables (“ASC 310”), the Company accounts for its AVLP Note at amortized cost, which represents the amount at which the promissory note was acquired, adjusted for accrued interest and accretion of original issue discount. Interest is accreted using the effective interest method. The Company records interest on an accrual basis and recognizes it as earned in accordance with the contractual terms of the promissory note. During the six months ended October 31, 2019, the Company recorded contractual interest income from the stated interest rate of $8,893. During the six months ended October 31, 2018, the Company recorded $20,000 of interest income for the discount accretion and recorded contractual interest income from the stated interest rate of $38,517.

On April 30, 2019, the Company and Ault Life Sciences Fund, LLC (“ALSF”) entered into a securities purchase agreement (the “SPA”) for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a non-interest bearing note receivable with a 12-month term from ALSF, a related party. In November 2019, the term of the note receivable was extended to December 31, 2020. The note is secured by a pledge of the purchased shares. As the note receivable from ALSF is related to the issuance of common stock, it is recorded as an offset to additional paid-in capital.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as follows:

	October 31, 2019	April 30, 2019
Prepaid assets	$1,527,517	$1,172,957
Subscription receivable	481,554	-
Interest receivable	72,121	63,229
Other receivables	16,210	16,210
Total prepaid expenses and other current assets	$2,097,402	$1,252,396

F-10

6. STOCK-BASED COMPENSATION

On April 30, 2016, the Company’s shareholders approved the Company’s 2016 Stock Incentive Plan (the “Plan”). The Plan provides for the issuance of a maximum of 12,500,000 shares of the Company’s Common Stock to be offered to the Company’s directors, officers, employees, and consultants. Options granted under the Plan have an exercise price equal to or greater than the fair value of the underlying Common Stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between 5 and 10 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

During the six months ended October 31, 2018, the Company did not grant any equity-based awards from the Plan and did not recognize any stock-based compensation expense from previous grants made pursuant to the Plan. Pursuant to the terms of the License Agreement, during the six months ended October 31, 2018, the Company issued 2,227,923 shares of its Common Stock and recognized $2,227,923 in license fees.

All options that the Company grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. The Company has valued the options at their date of grant utilizing the Black Scholes option pricing model. As of the issuance of these financial statements, there was not an active public market for the Company’s shares. Accordingly, the fair value of the underlying options was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options used was based on the contractual life of the option granted. Stock-based compensation is a non-cash expense because the Company settles these obligations by issuing shares of the Company’s Common Stock from its authorized shares instead of settling such obligations with cash payments.

A summary of stock option activity for the period April 30, 2019 to October 31, 2019, is presented below:

		Outstanding Options
				Weighted
			Weighted	Average
	Shares		Average	Remaining	Aggregate
	Available for	Number of	Exercise	Contractual	Intrinsic
	Grant	Shares	Price	Life (years)	Value
April 30, 2019	4,290,000	15,710,000	$0.52	7.51	$15,352,000
Options granted	(1,800,000)	1,800,000	$1.40
Options cancelled	35,000	(35,000)	$1.00
October 31, 2019	2,525,000	17,475,000	$0.61	7.10	$15,486,340
Options vested and expected to vest at October 31, 2019		15,475,000	$0.56	7.69	$14,609,500
Options exercisable at October 31, 2019		9,191,134	$0.19	6.85	$12,027,462

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the fair value price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options. There have not been any options exercised during the six months ended October 31, 2019.

F-11

Stock options granted to employees and consultants

The estimated fair value of stock options granted to employees and consultants during the six months ended October 31, 2019, was calculated using the Black-Scholes option-pricing model using the following assumptions:

For the Six Months Ended October 31, 2019
Weighted average risk-free interest rate	2.25%
Weighted average life (in years)	5.2
Volatility	70%
Expected dividend yield	0.00%
Weighted average grant-date fair value per share of options granted	$0.59

Expected Term: The expected term represents the period that the options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility: The Company uses an average historical stock price volatility of comparable public companies within the biotechnology and pharmaceutical industry that were deemed to be representative of future stock price trends as the Company does not have trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-Free Interest Rate: The Company based the risk-free interest rate over the expected term of the options based on the constant maturity rate of U.S. Treasury securities with similar maturities as of the date of the grant.

Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future. Therefore, the expected dividend yield was zero.

Performance-contingent stock options granted to employee

In November 2018, the Board of Directors granted 2,000,000 performance-contingent options to the Chief Executive Officer. These options have an exercise price of $1.00 per share.

These options have two separate performance triggers for vesting based upon our therapies achieving certain FDA approval milestones within a specified timeframe. By definition, the performance condition in these options can only be achieved after the performance condition of FDA approval has been achieved. As such, the requisite service period is based on the estimated period over which the market condition can be achieved. When a performance goal is deemed to be probable of achievement, time-based vesting and recognition of stock-based compensation expense commences. In the event any of the milestones are not achieved by the specified timelines, such vesting award will terminate and no longer be exercisable with respect to that portion of the shares. The maximum potential expense associated with the performance-contingent awards is $1.2 million of general and administrative expense if all of the performance conditions are achieved as stated in the option agreement. Due to the significant risks and uncertainties associated with FDA approvals, through October 31, 2019, the Company believes that the achievement of the requisite performance conditions is not probable and, as a result, no compensation cost has been recognized for these awards.

F-12

Stock-based compensation expense

The Company’s results of operations include expenses relating to stock-based compensation as follows:

	For the Six Months Ended October 31,
	2019	2018
Research and development	$115,873	$-
General and administrative	713,661	-
Total	$829,534	$-

As of October 31, 2019, total unamortized stock-based compensation expense related to unvested employee and non-employee awards that are expected to vest was $4.4 million. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 3.1 years.

7. WARRANTS

In conjunction with a private offering of securities between June 25, 2019 and October 31, 2019, the Company issued 878,358 warrants with an exercise price of $3.00 per share. In addition, the Company issued to the placement agent of the private offering 175,672 warrants to purchase a number of shares of Common Stock (the “Placement Agent Warrants”), a figure equal to ten percent (10%) of the number of shares of Common Stock sold in the private offering. The Placement Agent Warrants are exercisable for a period of five years after their date of issuance, have an exercise price of $1.75 per share and contain provisions pertaining to cashless exercise, standard anti-dilution protection and piggyback registration rights. The grant date fair value of the Placement Agent Warrants was $95,467 and was recorded within additional paid-in capital. The estimated fair value of the Placement Agent Warrants, was calculated using the Black-Scholes option-pricing model using the following assumptions:

For the Six Months Ended October 31, 2019
Risk-fee interest rate	1.52%
Expected term (in years)	2.5
Volatility	66%
Dividend yield	--

The following table summarizes information about Common Stock warrants outstanding at October 31, 2019:

Outstanding				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (years)	Price	Exercisable	Price
$1.00	500,000	4.3	$1.00	58,333	$1.00
$1.20	5,500	0.8	$1.20	3,972	$1.20
$1.75	175,672	5.0	$1.75	0	$1.75
$3.00	5,970,863	4.4	$3.00	532,361	$3.00

$1.00 - $3.00	6,652,035	4.8	$2.82	594,666	$2.79

8. OTHER RELATED PARTY TRANSACTIONS

Prior to hiring our current executive team, management services were provided by our two previous executive officers and Executive Chairman pursuant to the terms of an MSA entered into with Avalanche, a related party, on May 1, 2016. Avalanche provided management, consulting and financial services to us. Such services included advice and assistance concerning any and all aspects of operations, planning and financing of Alzamend and conducting relations with accountants, attorneys, financial advisors and other professionals. The term of the MSA, as amended, was for the period May 1, 2016 to December 31, 2017, and was extended by written agreement. We initially paid $40,000 per month for these services and, beginning February 2017, began paying $20,000 per month. During the six months ended October 31, 2018, we recognized $120,000 in management fees in connection with this agreement. The MSA expired as of December 31, 2018.

F-13

On April 10, 2018, Avalanche issued the AVLP Note to the Company. Pursuant to the AVLP Note, the Company agreed to provide Avalanche a loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the six months ended October 31, 2019, the Company received payments on loans to Avalanche in the principal amount of $105,000. During the six months ended October 31, 2018, the Company provided loans to Avalanche in the principal amount of $558,000, of which $386,000 was repaid as of October 31, 2018. As of October 31, 2019, the balance of the loan receivable from Avalanche is $100,915.

In accordance with ASC No. 310, Receivables (“ASC 310”), the Company accounts for its AVLP Note at amortized cost, which represents the amount at which the promissory note was acquired, adjusted for accrued interest and accretion of original issue discount. Interest is accreted using the effective interest method. The Company records interest on an accrual basis and recognizes it as earned in accordance with the contractual terms of the promissory note. During the six months ended October 31, 2019, the Company recorded contractual interest income from the stated interest rate of $8,893. During the six months ended October 31, 2018, the Company recorded $20,000 of interest income for the discount accretion and recorded contractual interest income from the stated interest rate of $38,517 (See Note 4).

On April 30, 2019, the Company and ALSF entered into a SPA for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a non-interest bearing note receivable with a 12-month term from ALSF, a related party. In November 2019, the term of the note receivable was extended to December 31, 2020. The note is secured by a pledge of the purchased shares. As the note receivable from ALSF is related to the issuance of common stock, it is recorded as an offset to additional paid-in capital.

9. NOTES PAYABLE

During January 2017, the Company entered into a promissory note and received net proceeds of $65,000. As consideration for this loan, the Company issued a promissory note in the aggregate principal amount of $75,000, which included an OID and fees of $10,000. The OID was amortized as non-cash interest expense over the term of the debt. The promissory note accrued interest at 15% per year. This loan was repaid during the six months ended October 31, 2018.

10. EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of Preferred Stock $0.0001 par value. The Board of Directors has designated 1,360,000 shares as Series A Convertible Preferred Stock (the “Series A Preferred Shares”), The rights, preferences, privileges and restrictions on the remaining authorized 8,640,000 shares of Preferred Stock have not been determined. The Company’s Board of Directors is authorized to create additional series of preferred shares and determine the number of shares, as well as the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred shares. As of April 30, 2019, there were 750,000 shares of Series A Preferred Shares and no other shares of Preferred Stock issued or outstanding.

Series A Preferred Stock

The Series A Preferred Shares convey no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose. Holders of Series A Preferred Shares are entitled to 50 non-cumulative votes per share on all matters presented to our stockholders for action. In addition, the affirmative vote of the holders of a majority of the Series A Preferred then outstanding, voting as a separate class, is required for the Company to:

•	amend, alter or repeal any of the preferences or rights of the Series A Preferred Shares;
•	authorize any reclassification of the Series A Preferred Shares;

F-14

•	increase the authorized number of Series A Preferred Shares; or
•	create any class or series of shares ranking prior to the Series A Preferred Shares as to dividends or liquidation.

The Series A Preferred Shares are not entitled to preemptive rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series A Preferred Shares shall be entitled to participate in any distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

Holders of Series A Preferred Shares have the right to convert their shares into shares of Common Stock at any time at a conversion rate equal to twenty (20) shares of Common Stock for every one (1) Series A Preferred Share. The conversion rate is not subject to anti-dilution adjustments.

Common Stock

On May 27, 2016, the Company’s Board of Directors approved a Certificate of Amendment to the Company’s Certificate of Incorporation increasing its authorized shares of Common Stock from 150,000,000 to 300,000,000.

On March 20, 2019, we entered into securities purchase agreements for the purchase of 157,346 shares of Common Stock for a total purchase price of $236,023, or $1.50 per share with 78,672 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The purchase price of $236,023 was paid in cash. In May 2019, an additional 27,667 shares of Common Stock were sold under the same terms for a total purchase price of $41,501.

On April 30, 2019, the Company and ALSF entered into a SPA for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a non-interest bearing note receivable with a 12-month term from ALSF, a related party. In November 2019, the term of the note receivable was extended to December 31, 2020. The note is secured by a pledge of the purchased shares. Pursuant to the SPA, ALSF is entitled to full ratchet anti-dilution protection, most-favored nation status, denying the Company the right to enter into a variable rate transaction absent its consent, a right to participate in any future financing the Company may consummate and to have all the shares of Common Stock to which it is entitled under the SPA registered under the Securities Act within 180 days of the final closing of an initial public offering.

2019 Placement Agreement

Between June 25, 2019 and October 31, 2019, the Company entered into subscription agreements for the purchase of 1,756,726 units at $1.50 for each unit purchased pursuant to its 2019 private offering (the “Private Offering”). Each unit consists of one (1) share of Common Stock and one (1) warrant to purchase one half (0.5) share of Common Stock. In aggregate, the 1,756,726 units represents 1,756,726 shares of Common Stock and 878,363 warrants with an exercise price of $3.00 per share for an aggregate purchase price of $2,635,089, or $1.50 per share. The Private Offering was conducted pursuant to the terms of a Confidential Private Placement Memorandum dated June 12, 2019 (the “2019 PPM”). As of October 31, 2019, in conjunction with the 2019 PPM, the Company incurred $395,263 in placement fees resulting in net proceeds to the Company of $2,239,826.

Pursuant to the 2019 Placement Agreement effective as of June 10, 2019 entered into in connection with the 2019 PPM, the Company has agreed with the Placement Agent to certain cash compensation payable to the Placement Agent and, without limitation, to the following:

Placement Agent Compensation:

Upon the initial closing of the 2019 PPM the Company must pay to the Placement Agent a non-refundable fee of Twenty-Five Thousand Dollars ($25,000) and issue to the Placement Agent 500,000 shares of Common Stock.

Further, the Company has issued to the Placement Agent warrants to purchase a number of shares of Common Stock (the “Placement Agent Warrants”) equal to ten percent (10%) of the number of shares of Common Stock sold in the 2019 PPM. The Placement Agent Warrants are exercisable for a period of five (5) years after their date of issuance, have an exercise price of $1.75 per share and contain provisions pertaining to cashless exercise, standard anti-dilution protection and piggyback registration rights.

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Use of Proceeds:

The Company will apply the net proceeds from the Offering primarily: (i) for licensing and other fees to the University and the Byrd Institute; (ii) to pay certain fees to the FDA; (iii) to pay for third-party research; (iv) to pay certain marketing-related fees, and (v) for working capital.

Incurrence of Debt:

During the two (2) years following the final Closing, the Company will not, without the prior written consent of the Placement Agent, incur indebtedness for borrowed money in an aggregate amount in excess of $250,000.

Additional Shares Issuable to the Placement Agent, its Affiliates and the Investors in this Offering:

The Company has agreed to take certain actions within prescribed time periods. If the Company fails to do so on a timely basis, the Company has agreed to issue to the Placement Agent, its Affiliates and the investors in the 2019 PPM a significant number of additional shares of Common Stock.

Future Sales of Securities and Conversion of the Series A Preferred Stock

During the period commencing on the final Closing and ending two years thereafter, provided that no Qualified Financing (as defined below) has occurred, if (i) the Company issues any shares of Common Stock or Common Stock equivalents at a per share price below $1.50 absent the Placement Agent’s consent, or (ii) any holder of the Company’s Series A Preferred Stock elects to convert such shares into Common Stock, then upon any such issuance or conversion, as the case may be, the Placement Agent, its Affiliates and the Investors in this Offering will be entitled to receive a significant number of additional shares of Common Stock (this provision can thus be deemed the functional equivalent of weighted average anti-dilution protection). For purposes of the 2019 Placement Agreement, a “Qualified Financing” means the sale of equity securities by us in a single transaction or a series of related transactions registered under the Securities Act resulting in gross proceeds to us of not less than $25,000,000.

In addition, during the period commencing on the final Closing and ending two years thereafter, the Company has agreed not to enter into any transactions with Milton C. Ault, our chairman of the board and principal stockholder or any Affiliate (as defined in Rule 405 of the Securities Act) thereof absent the Placement Agent’s consent. Notwithstanding the foregoing, the Placement Agent has consented to our potential entry into an agreement whereby the Company would issue to an Affiliate of Mr. Ault 10,000,000 shares of Common Stock on terms substantially identical to those of the 2019 PPM.

Failure to File Reports under the Securities Act:

In the event that the Company does not file its annual or semiannual reports with the Commission on a timely basis, then the Placement Agent will have the right to designate a replacement for one of our members of our Board for a period of one (1) year following any such failure to file a periodic report on a timely basis, provided that neither Mr. Ault nor William B. Horne shall be subject to this provision.

Employment Agreement with the Chief Executive Officer:

Upon or before the initial Closing of the 2019 PPM, the Company shall have entered into an employment agreement with Stephan Jackman having a term of at least two (2) years.

Corporate Governance:

During the period commencing on the final closing of the 2019 PPM and ending at such time as the Common Stock is listed on a national securities exchange, the Placement Agent will have the right to designate one member of our Board.

Uplisting Agreement:

Pursuant to the Uplisting Agreement effective as of June 10, 2019, the Company has agreed with the Placement Agent as follows:

The Company will engage the Placement Agent as an advisor (in such capacity, the “Advisor”) to, at our request, provide advisory services (the “Services”) to us in connection with a potential public offering (an “IPO”). The Company expects that any such Services rendered would consist principally of advising us on how to properly develop and implement strategies that would enhance our ability to successfully complete an IPO and in connection therewith obtain a listing on a national securities exchange, provided that the Company meets any such exchange’s listing criteria at the applicable time as well as introduce us to appropriate underwriters that would lead or conduct any such IPO.

According to the Uplisting Agreement, the Company will, whether the Company requests its assistance or not, be obligated to issue to the Advisor Five Hundred Thousand (500,000) shares of Common Stock as well as make a cash payment to the Advisor in the amount of $475,000 once the Company has raised no less than $1,000,000 in gross proceeds in the 2019 PPM and, in the event that the Company successfully consummates an IPO with an underwriter introduced to us by the Advisor, pay the Advisor a fee equal to two percent (2%) of the gross proceeds raised in the IPO.

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If prior to a Qualified Financing the Company issues any shares of Common Stock or Common Stock equivalents at a per share price below $1.50 absent the Advisor’s consent, then upon any such issuance, the Advisor will be entitled to receive a significant number of additional shares of Common Stock (this provision can, like its counterpart in the 2019 Placement Agreement described above, thus be deemed the functional equivalent of weighted average anti-dilution protection).

In the event that the Company engages in what the Uplisting Agreement refers to as an “Alternative Transaction” during the term of such agreement or for a period of two (2) years thereafter, the Company will be obligated to pay to the Advisor a fee in cash equal to three percent (3%) of the amount of the consideration paid or received by us and/or our stockholders in the Alternative Transaction. For purposes of the Uplisting Agreement, an “Alternative Transaction” means a business combination, including, any merger, acquisition or sale of stock or assets (whether the Company is the acquiring or the acquired entity), joint venture, strategic alliance or other similar transaction, and shall extend to any subsidiary of ours on the same terms as will be applicable to us.

The term of the Uplisting Agreement will be two (2) years, subject to either party’s right to terminate it in the event that the other party to the agreement breaches it in any material way.

11. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to October 31, 2019 and has determined that it does not have any material subsequent events to disclose in these financial statements except for the following:

Performance option grant

In November 2019, the Board of Directors granted 4,250,000 performance- and market-contingent awards to members of the senior leadership team. These awards have an exercise price of $1.50 per share. These awards have multiple separate market triggers for vesting based upon either (i) the successful achievement of stepped target closing prices on a national securities exchange for 90 consecutive trading days later than 180 days after the Company’s initial public offering for its common stock, or (ii) stepped target prices for a change in control transaction. The target prices range from $15 per share to $40 per share. In the event any the stock price milestones are not achieved within three years, the unvested portion of the performance options will be reduced by 25%.

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Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Incorporated by reference to Exhibit 2.1 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016).

2.2	Bylaws (Incorporated by reference to Exhibit 2.2 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016).

4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.1	Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., dated May 1, 2016 (Incorporated by reference to Exhibit 6.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.2	Management Services Agreement, as amended, with Avalanche International Corp., dated May 1, 2016 (Incorporated by reference to Exhibit 6.2 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.3	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18110 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.3 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019)’

6.4	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18111 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.4 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019).

6.5	Employment Agreement with Henry Nisser effective May 1, 2019 (Incorporated by reference to Exhibit 6.5 of Form 1-K filed with the Securities and Exchange Commission on August 28, 2019).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alzamend Neuro, Inc.

Date: January 29, 2020	By:	/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2020	By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer (Principal Financial Officer, (Principal Accounting Officer).